Exhibit 99.89

UNDERTAKING

TO:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland & Labrador
The Office of the Superintendent of Securities (Prince Edward Island)
(collectively the "Commissions")

AND TO:	Toronto Stock Exchange

FROM:	CannTrust Holdings Inc. (the "Corporation")

Re:	(Final) Short Form Prospectus dated May 29, 2018 offering 9,700,000 Units of the Corporation at $9.00 per Unit (the "Prospectus") in the Provinces of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, New Brunswick, Nova Scotia, Newfoundland & Labrador and Prince Edward Island (the "Offering Jurisdictions")

WHEREAS pursuant to National Instrument 44-101, section 4.2 (a)(iii) and (xi) the filing of a material contract not previously filed in the Offering Jurisdictions under the Prospectus is a requirement pursuant to the issuance of a receipt by the Ontario Securities Commission for the Prospectus.

THE UNDERSIGNED hereby undertakes and confirms that the warrant indenture (the "Indenture") between CannTrust Holdings Inc. and TSX Trust Company (as the Warrant Agent) as referred to in the Prospectus relating to the offering will be executed on or before the completion of the distribution of the securities pursuant to the Prospectus and, accordingly, the undersigned hereby undertakes to file the Indenture with each of the Commissions via the System of Electronic Document Analysis and Retrieval (SEDAR), promptly and in any event no later than seven (7) days after the execution of the Indenture.

DATED this 29th day of May, 2018.

CANNTRUST HOLDINGS INC.

Per:	/s/ Ian Abramowitz

Name:	Ian Abramowitz

Title:	Chief Financial Officer